

21002183

)STATES
.HANGE COMMISSION
ı, D.C. 20549

...UDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-16586

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PineBridge Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street

OFFICIAL USE ONLY

FIRM I.D. NO.

                                    (No. and Street)

New York   NY   10022

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Russo (646) 857-8623

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC

                          (Name – *if individual, state last, first, middle name*)

733 Third Avenue   New York   NY   10017

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Russo _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PineBridge Securities LLC _____, as of December 31 _____, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President, Finance-Treasurer
_____
Title

Gregory T Heyman
Notary Public-State of New York
No. 01HE_____
Qualified in _____ County
My Commission Expires October 29, 20__

This report ** contains (check all applicable boxes).

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2020

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Index
December 31, 2020

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
PineBridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PineBridge Securities LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 19, 2021



PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	209,226
Prepaid expenses		110,812
Total Assets	$	320,038
LIABILITIES		
Accounts payable and accrued expenses	$	18,423
Due to affiliates		905
Total Liabilities		19,328
MEMBER'S EQUITY		
Member's equity		300,710
Total Member's Equity		300,710
Total Liabilities and Member's Equity	$	320,038

The accompanying notes are an integral part of the statement of financial condition.

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2020

1. **Business and Organization**

   PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor group. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company acts as placement agent for private funds in the United States. There are no employees in the Company.

2. **Significant Accounting Policies**

   Basis of Presentation

   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Cash

   Cash includes cash held in a non-interest bearing account. Cash as of December 31, 2020 was $209,226.

   Distribution Fees

   The Company earns Distribution fees by acting as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services irrespective of the success of the offering of securities.

   The Company's Distribution fee revenue is for performance obligations related to a monthly standing services arrangement, and the Company recognizes its revenue pertaining to this performance obligation over the passage of time. A time-elapsed output method is used to measure progress. The Company has determined that this method provides a faithful depiction of the transfer of services to the customer. For performance obligations recognized in accordance with a time-elapsed output method, the Company's efforts are expended on a when-and-if available basis.

   Fair Value of Financial Instruments

   At December 31, 2020, the carrying value of the Company's Cash approximates its fair value and is considered a Level I asset. Due to affiliates and Accounts payable and accrued expenses are placed in Level II of the fair value hierarchy.

   Recent Accounting Pronouncements

   In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2020

of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective January 1, 2020, the Company's adoption of ASU 2016-13 did not have any impact on the financial statements..

3. Unincorporated Business Taxes

The Company is a wholly owned, disregarded entity of PineBridge Investments Holdings LLC. The tax obligations of the Company are passed through to their owners and are not the responsibility of the single member LLC. As a result, the Company is not required to provide for an Income Tax provision.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company's net capital was $139,898 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital percentage was 10.18%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under Footnote 74.

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All revenue generated by the Company was derived from a related party. The following is a summary of related party transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services.
- During the year ended December 31, 2020, the Parent allocated support expenses for the Company.
- At December 31, 2020, the Company had various balances related to allocations from other related parties, which are reflected as Due to affiliates in the statement of financial condition and amounted to $905.

Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash equivalents are held at a major U.S. based money center bank with a credit rating of A+ at December 31, 2020. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S. based money center bank. The Company regularly

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Notes to Statement of Financial Condition
December 31, 2020

monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial results may be materially adversely affected.